Exhibit 1

Nissan India selects Pointer as

Part of their Connected Car Solution

Rosh HaAyin, Israel, December 18, 2017. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading developer and operator of Fleet and Mobile Resource Management (MRM) solutions, announced today that Nissan India, the Indian subsidiary of a leading global car manufacturer, selected Pointer to provide part of the technological solution of the NissanConnect platform, in cooperation with InfoTrack Telematics. Nissan’s connected car solution is an integrated information and communications platform that connects with the customer’s smartphone, offering a variety of in-car convenience services, navigation and safety features.

NissanConnect is a factory fitted connected car technology solution. It has an embedded telematics control unit, based on hardware from Pointer and a comprehensive software solution from InfoTrack Telematics, paired with an inbuilt SIM for every car and a dedicated host server. The connected car features will be available throughout Nissan India's full range of new cars.

Pointer's Cello-CANiQ unit, which was chosen for this project is an intelligent fleet management solution, utilizing a smart algorithm to combine data from various vehicle sensors and interfaces. The Cello-CANiQ features include, among others, OBD connection, vehicle diagnostics, advanced driver behavior capabilities, accident reconstruction and more.

Commented David Mahlab, CEO of Pointer, “We are extremely proud that Nissan India has chosen Pointer's hardware as the telematics control unit for their connected car technology solution. We feel privileged to be part of this innovative journey, inspired by Nissan's Intelligent Mobility vision, and see strong growth potential as it provides significant added-value to both customers and car makers. We see this as a first step with Nissan and Infotrack Telematics and we hope our successful work together will allow us to penetrate Nissan in other countries. Furthermore, India itself is phenomenal and under penetrated market for telematics, and we are excited about the new telematics opportunities we envision there.”

Arun Malhotra, managing director of Nissan Motor India, said, “NissanConnect embodies the best of Nissan’s innovative spirit and is designed to enhance the overall driving experience for everyone. It enables better comfort, convenience, control and safety through technologies that bring people closer together. Inspired by the future, NissanConnect will benefit our customers today.”

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer's innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization's critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

About Nissan Motor India Pvt. Ltd.

Nissan Motor India Private Ltd. (NMIPL or Nissan India) is a 100% subsidiary of Nissan Motor Co. Ltd. Japan. The company was incorporated in 2005 and offers innovative and exciting products across the hatchback, MUV, SUV and sedan segments in India. Nissan together with its global alliance partner Renault set up a manufacturing plant and a Research & Development Centre near Chennai. Nissan in India has a portfolio of two brands, Nissan and Datsun. For more information, visit www.nissan.in.

Nissan India’s press release announcing the launch of NissanConnect can be found at:

https://www.nissan.in/experience-nissan/News_Events/latest-news/nissanconnect.html

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Yaniv Dorani, Chief Financial Officer Tel.: +972-3-572 3111 E-mail: yanivd@pointer.com	Gavriel Frohwein, GK Investor Relations Tel: +1 646 688 3559 E-mail: pointer@gkir.com